UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K
(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2005
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]
For the transition period from                      to
Commission file number 0-15386
A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
Cerner Corporation Foundations Retirement Plan
2800 Rockcreek Parkway
Kansas City, MO 64117
B.	Name of issue of the securities held pursuant to the plan and the address of its principal executive office:

Required Information

Report of Independent Registered Public Accounting Firm	1

Financial Statements and Schedule

Financial Statements:

Statements of Net Assets Available for Benefits at December 31, 2005 and 2004	2

Statements of Changes in Net Assets Available for Benefits for the Years ended December 31, 2005 and 2004	3

Notes to Financial Statements	4

Supplemental Schedule:

Schedule 1 — Schedule of Assets (Held at End of Year) December 31, 2005	11

Schedule 2 — Schedule of Reportable Transactions Year ended December 31, 2005	12

Exhibit

Exhibit 23 — Consent of Independent Registered Public Accounting Firm	13
Consent

SIGNATURE
The plan, pursuant to the requirements of the securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.
FOUNDATIONS RETIREMENT PLAN

Dated: June 29, 2006	By:	\s\ Marc G. Naughton

CERNER CORPORATION FOUNDATIONS
RETIREMENT PLAN
Financial Statements and Supplemental Schedules
December 31, 2005 and 2004
(With Report of Independent Registered Public Accounting Firm Thereon)

Report of Independent Registered Public Accounting Firm
The Board of Directors
Cerner Corporation:
We have audited the accompanying statements of net assets available for benefits of the Cerner Corporation Foundations Retirement Plan (the Plan) as of December 31, 2005 and 2004, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2005 and 2004, and the changes in net assets available for benefits for the years then ended in conformity with U.S. generally accepted accounting principles.
Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary Schedule H, line 4i—Schedule of Assets (Held at End of Year) and Schedule H, line 4j—Schedule of Reportable Transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.
/s/ KPMG LLP
Kansas City, Missouri
June 29, 2006

CERNER CORPORATION FOUNDATIONS
RETIREMENT PLAN
Statements of Net Assets Available for Benefits
December 31, 2005 and 2004

	2005	2004
Assets:
Investments, at fair value (note 3):
Cerner Corporation common stock	$196,794,947	118,266,390
Mutual funds	148,836,672	111,554,300
Other	27,800,145	18,121,114
Cash	432,790	272,512

Total investments	373,864,554	248,214,316

Net assets available for benefits	$373,864,554	248,214,316

See accompanying notes to financial statements.

CERNER CORPORATION FOUNDATIONS
RETIREMENT PLAN
Statements of Changes in Net Assets Available for Benefits
Years ended December 31, 2005 and 2004

	2005	2004
Additions to net assets attributed to:
Net appreciation in fair value of investments	$86,599,975	43,283,551
Interest and dividends	7,687,319	3,918,439
Company contributions	11,770,078	5,754,688
Participant contributions	34,246,710	28,606,712

Total additions	140,304,082	81,563,390

Deductions from net assets attributed to:
Distributions to participants	(14,637,704)	(12,770,457)
Investment expenses	(16,140)	(14,775)

Total deductions	(14,653,844)	(12,785,232)

Net increase	125,650,238	68,778,158
Net assets available for benefits:
Beginning of year	248,214,316	179,436,158

End of year	$373,864,554	248,214,316

See accompanying notes to financial statements.

CERNER CORPORATION FOUNDATIONS
RETIREMENT PLAN
Notes to Financial Statements
December 31, 2005 and 2004
(1) Description of the Plan
(a)	General

The following brief description of the Cerner Corporation Foundations Retirement Plan (the Plan) is provided for general information purposes only. Participants should refer to the plan document for a more complete description of the Plan’s provisions. The Plan is subject to the provisions of the Employee Retirement Income Security Act (ERISA).

The Plan was adopted by the board of directors of Cerner Corporation (the Company or Employer) effective November 1, 1987. All associates of the Company are eligible for participation in the Plan upon attaining age 18 except for:
•	Associates whose employment is governed by a collective bargaining agreement under which retirement benefits were the subject of good faith bargaining, unless such agreement expressly provides for participation in the Plan;

•	Certain nonresident aliens who have no earned income from sources within the United States of America;

•	Leased associates; or

•	Associates who were previously not treated as associates of the Employer, but who are reclassified as being associates.
(b)	Contributions

Participant Contributions

Participants may elect to make pretax contributions from 1% to 80% of their eligible compensation each year to the Plan, subject to certain Internal Revenue Code (IRC) limitations (not to exceed $14,000 in 2005 and $13,000 in 2004). Additionally, new legislation allows participants who will attain the age 50 during 2005 and 2004 to contribute an additional $4,000 and $3,000 catch-up contribution, respectively. Participants also may contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. Participants direct the investment of their contributions into various investment options offered by the Plan. These investment options include Company common stock, the American Century Ultra Investors Mutual Fund, the American Century Growth Investors Mutual Fund, the American Century Equity Index Fund, the American Century Strategic Moderate Fund, the American Century Value Mutual Fund, the American Century Small Capital Value Mutual Fund, the American Century Stable Asset Fund, the American Century Strategic Conservative Fund, the American Century Strategic Aggressive Fund, the Julius Baer International Equity A Fund, and the Charles B. Schwab Personal Choice Account.

Company Contributions—First-Tier Match

If the Company elects in a given plan year to make the first-tier match, all eligible participants contributing to the Plan will receive a matching contribution equal to 33% of the participant’s deferral contribution. No first-tier match will be made on the participant’s deferral contributions in excess of 6% of the participant’s eligible compensation, as defined by the Plan. The first-tier match
(Continued)

CERNER CORPORATION FOUNDATIONS
RETIREMENT PLAN
Notes to Financial Statements
December 31, 2005 and 2004
is discretionary, and the above percentages are subject to change by the plan administrator. Contributions are made on a payroll-by-payroll basis. A discretionary first-tier “true-up” contribution also may be made at the end of the plan year. Participants must be employed on the last day of the plan year and have completed 92 consecutive days of service to be eligible for the “true-up” contribution. First-tier contributions are invested directly in Company common stock and participants are not allowed to direct this portion of their account until fully vested. When a participant becomes fully vested in their employer contribution portion of their account the participant is permitted to sell any or all of the shares held in their account, subject to applicable laws and regulations.

Company Contributions—Second-Tier Match

The Company, at its discretion, may elect to make a second-tier match to the Plan. The contribution will be equal to a certain percentage of a participant’s compensation, as defined by the Plan. The percentage is determined by the Company as is dependent if certain financial metrics meet or exceed pre-established benchmarks. Participants who are employed with the Company prior to April 1 of the plan year, completed 92 consecutive days of service, and are employed as of the last day of the plan year are eligible to receive the second-tier match. Participants hired after April 1 in their first year of employment with the Company are still eligible to receive the second-tier match, but will only receive 50% of the percentage given to those participants employed prior to April 1 of the plan year. Second-tier contributions are invested directly in Company common stock, and participants are not allowed to direct this portion of their account until fully vested. When a participant becomes fully vested i n their employer contribution portion of their account the participant is permitted to sell any or all of the shares held in their account, subject to applicable laws and regulations.

Company Contributions—Profit Sharing

The Company, at its discretion, also may make an additional profit sharing contribution to the Plan. If such contribution is made, it will be allocated among eligible participants based on each participant’s prorata compensation to total compensation. Participants are eligible for the profit sharing contribution if they are employed on the last day of the plan year and completed 92 consecutive days of employment with the Company during the plan year. Profit sharing contributions are invested directly in Company common stock, and participants are not allowed to direct this portion of their account until fully vested. When a participant becomes fully vested in their employer contribution portion of their account the participant is permitted to sell any or all of the shares held in their account, subject to applicable laws and regulations.

(c)	Participant Accounts

Each participant’s account is credited with the participant’s and the Company’s contributions and allocations of plan earnings. Allocations are based on relative account balances. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

(d)	Vesting

Participants are vested immediately in their contributions plus actual earnings thereon. Vesting in the Company’s contribution portion of their accounts is based on years of service. Participants vest 20%

5	(Continued)

CERNER CORPORATION FOUNDATIONS
RETIREMENT PLAN
Notes to Financial Statements
December 31, 2005 and 2004
in Company contributions after one year of service and 20% for each additional year of service until a participant is 100% vested upon completing five years of service. Participants become fully vested in their account balance upon normal retirement, permanent disability, or death.

(e)	Participant Loans

Participants generally may borrow from their fund accounts a minimum of $1,000 up to a maximum of $50,000 or 50% of their vested account balance, whichever is less. Loan terms may not exceed 5 years, except for the purchase of a primary residence, in which case the duration may be extended not to exceed 10 years. The loans are secured by the balance in the participant’s account and bear interest at rates at current prime plus 1%, which are commensurate with local prevailing rates as determined by the plan administrator. Interest rates on loans as of December 31, 2005 range from 5.25% to 10.5%. Principal and interest is paid ratably through scheduled payroll deductions.

(f)	Payment of Benefits and Transfers

Upon termination of service due to normal retirement, retirement for permanent disability, or death, a participant may elect to receive a lump-sum amount equal to the value of the participant’s vested interest in the participant’s account. For termination of service for other reasons, a participant may receive the value of the vested interest in the participant’s account as a lump-sum distribution.

Distributions of participants’ accounts invested in Company common stock are made in shares of the Company’s common stock, except that cash is distributed for fractional shares. Participants also may elect to receive cash for distributions with a fair value less than $1,000. During the years ended December 31, 2005 and 2004, 85,595 and 69,745 shares, respectively, of the Company’s common stock were distributed to withdrawing participants.

Within a participant’s account, the participant may make up to 12 transfers out of Company stock per calendar year with no limit to the amount of stock the participant can move in any one transfer. These transfer provisions relate to Company stock held in a participant’s account relating to associate contributions. Transfers out of Company stock held in a participant’s account relating to Company contributions are prohibited until fully rested or in the event of termination of employment with the Company.

(g)	Forfeited Accounts

At December 31, 2005 and 2004, forfeited non-vested accounts totaled $671,566 and $512,029, respectively. Forfeited nonvested accounts are first used to pay plan administrative expenses and then, to the extent any forfeitures remain, to reduce future Company contributions. In 2005 and 2004, $195,977 and $137,959 of forfeitures were used to pay plan administrative expenses, respectively, and $478,920 and $304,586 were used to reduce Employer contributions.
(2)	Summary of Accounting Policies
(a)	Basis of Presentation

The accompanying financial statements have been prepared on the accrual basis in conformity with accounting principles generally accepted in the United States of America.

6	(Continued)

CERNER CORPORATION FOUNDATIONS
RETIREMENT PLAN
Notes to Financial Statements
December 31, 2005 and 2004
(b)	Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from these estimates.

(c)	Investment Valuation and Income Recognition

The Plan invests in various investment securities. Investments in mutual funds are stated at fair value based on the net asset value of shares held by the Plan at year-end. Investments in common/collective trusts, such as the American Century Stable Asset Fund, are stated at estimated fair values, which have been determined based on the unit values of the fund. Unit values are determined by the bank sponsoring such fund by dividing the fund’s net assets at fair value by its units outstanding at the valuation dates. Investments in Company common stock are stated at fair value based upon the closing sales price of the common stock as reported on a recognized securities exchange on the last business day of the year. Participant loans are valued at their outstanding balances, which approximates fair value.

Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date.

(d)	Payment of Benefits

Benefits are recorded when paid.

(e)	Reclassifications

Certain amounts within the 2004 financial statements have been reclassified to confirm to the current year presentation.

7	(Continued)

CERNER CORPORATION FOUNDATIONS
RETIREMENT PLAN
Notes to Financial Statements
December 31, 2005 and 2004
(3)	Investments

The following presents investments that represent 5% or more of the Plan’s net assets:

	2005	2004
Company common stock	$196,794,947	118,266,390
American Century:
Ultra Investors Mutual Fund	41,728,581	40,056,399
Growth Investors Mutual Fund	24,064,763	20,668,916
Value Mutual Fund	18,063,654	13,084,214
Small Capital Value Mutual Fund	19,041,197	11,346,555
* Other investments	74,171,412	44,791,842

	$373,864,554	248,214,316

*	Individually, none representing more than 5% of the Plan’s net assets.
During 2005 and 2004, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows:

	2005	2004
Mutual funds	$1,166,449	8,042,449
Common stock	85,433,526	35,241,102

	$86,599,975	43,283,551

(4)	Nonparticipant-Directed Investment

Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investments is as follows:

	2005	2004
Net assets:
Company common stock	$104,344,949	56,082,722

Changes in net assets:
Company contributions	$11,770,078	5,754,688
Net appreciation in fair value of common stock	44,457,694	15,695,455
Distributions to participants	(8,314,657)	(2,363,214)

	$47,913,115	19,086,929

CERNER CORPORATION FOUNDATIONS
RETIREMENT PLAN
Notes to Financial Statements
December 31, 2005 and 2004
(5)	Related-Party Transactions

Certain Plan investments are shares of mutual funds managed by Worldwide Securities Services, a business unit of JP Morgan Chase Bank, N.A. (JP Morgan). JP Morgan is the trustee, as defined by the Plan, and therefore, these transactions qualify as party-in-interest transactions. JP Morgan Retirement Plan Services, the Plan’s record keeper, has a business partnership between JP Morgan and American Century Investments. The Plan invests in common stock of the Company and issues loans to participants, which are secured by the balances in the participants’ accounts. Certain administrative functions are performed by officers or employees of the Company. No such officer or employee receives compensation from the Plan.

(6)	Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants would become 100% vested in their Employer contributions.
(Continued)

CERNER CORPORATION FOUNDATIONS
RETIREMENT PLAN
Notes to Financial Statements
December 31, 2005 and 2004
(7)	Tax Status

The Internal Revenue Service has determined and informed the Company by a letter dated February 25, 2003 that the Plan and the related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). Although, the Plan has been amended since receiving the determination letter, the Plan administrator and the Plan’s tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

(8)	Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

(9)	Subsequent Events

On December 14, 2005 the Company’s board of directors announced a two-for-one stock split, payable on January 9, 2006 in the form of a 100% stock dividend to stockholders of record on December 30, 2005.

Schedule 1
CERNER CORPORATION FOUNDATIONS
RETIREMENT PLAN
Schedule H, line 4i—Schedule of Assets (Held at End of Year)
December 31, 2005

	(b)	(c)
	Identity of issue,	Description of investment,
	borrower,	including maturity date,	**	(e)
	lessor, or similar	rate of interest, collateral,	(d)	Current
(a)	party	par, or maturity value	Cost	value
*	Cerner Corporation	4,329,446 shares of common stock 1	$69,190,392	196,794,947

	Mutual funds:
*	American Century	Ultra Investors Mutual Fund, 1,386,644 shares		41,728,581
*	American Century	Growth Investors Mutual Fund, 1,169,174 shares		24,064,763
*	American Century	Value Mutual Fund, 2,598,497 shares		18,063,654
*	American Century	Small Capital Value Mutual Fund, 1,974,911 shares		19,041,197
*	American Century	Strategic Conservative Fund, 500,865 shares		2,754,758
*	American Century	Strategic Moderate Fund, 2,070,130 shares		13,952,679
*	American Century	Strategic Aggressive Fund, 930,257 shares		7,321,121
*	American Century	Equity Index Fund, 891,004 shares		4,437,199
	Julius Baer	International Equity A Fund, 492,931 shares		17,472,720

	Total mutual funds			148,836,672

	Charles B. Schwab	Schwab Personal Choice Account, 8,600,394 shares		8,592,227
*	American Century	Stable Asset Fund, 15,759,981 units of participation		15,759,981
*	Participant Loans	Loans with interest ranging from 5.0% to 10.5%		3,447,937
*	JPMorgan	Interest-bearing cash		432,790

				$373,864,554

*	Party-in-interest to the Plan.

**	Shares of Cerner Corporation common stock are partially nonparticipant-directed. In accordance with instructions to the Form 5500, the Plan is not required to disclose the cost component of participant-directed investments.

1	On December 14, 2005 Cerner Corporation’s board of directors announced a two-for-one stock split, payable on January 9, 2006 in the form of a 100% stock dividend to stockholders of record on December 30, 2005. Share data has been retroactively adjusted for the period presented to reflect the stock split as if the stock split had occurred in 2005.
See accompanying report of independent registered public accounting firm.

Schedule 2
CERNER CORPORATION FOUNDATIONS
RETIREMENT PLAN
Schedule H, line 4j—Schedule of Reportable Transactions
Year ended December 31, 2005

Identity of party	Description	Purchase	Selling	Cost of
involved	of asset	price	price	asset	Net gain
* Cerner Corporation	Common stock	$19,146,688	—	—	—
* Cerner Corporation	Common stock	—	20,861,010	(8,694,483)	12,166,527

*	Party-in-interest to the Plan.
See accompanying report of independent registered public accounting firm.